Addendum to Credit Facility Agreement


This is an addendum to the Credit Facility entered into as of February 27th 1998 by and between Epsom Investment Services N.V. (Epsom) and Calcitech Ltd dated the February 28th 2003.

Whereas, Epsom has extended credit to the Company on the following new terms:

Amount   Two Million Five Hundred Thousand United States Dollars (US$ 2,500.000)

Period            To the 30th August 2004

Interest Rate     7.5%

Facility Fee      1% of the total value of the credit facility paid on renewal of the credit facility

Collateral        All shares held in its wholly owned subsidiary Calcitech
                  Synthetic Minerals Ltd

It is agreed that all other terms and conditions of the Credit Facility remain the same. This addendum is a part of the whole agreement of the above referenced credit agreement.





         /s/ David Craven                            /s/ Roger Leopard
By:      _______________________            By:      __________________________

For Epsom Investment Services N.V.          For Calcitech Ltd.
David Craven                                Roger Leopard
Director                                    Director